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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                 --------------
                                  SCHEDULE 13G
                                 (RULE 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)(1)




                                UNIDIGITAL INC.
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                                (NAME OF ISSUER)




                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)




                                  904669 10 8
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                                 (CUSIP NUMBER)



                                 --------------



---------------------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.  904669 10 8                   13G          PAGE   2   OF    5  PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          WILLIAM E. DYE                                     ###-##-####
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                       (5)     SOLE VOTING POWER
  NUMBER OF                                                  1,051,421
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                                                   N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                                                 991,721
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                                             N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             1,051,421
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                       33.0%
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 (12)     TYPE OF REPORTING PERSON*
                                                                        IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).    NAME OF ISSUER:

              The issuer of the securities to which this statement relates is Unidigital Inc., a Delaware corporation.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The issuer's principal executive offices are located at 20 West 20th Street, New York, New York 10011.

ITEM 2(a).    NAME OF PERSON FILING:

              The person filing is William E. Dye.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The principal business office is Unidigital Inc., 20 West 20th Street, New York, New York 10011.

ITEM 2(c).    CITIZENSHIP:

              The citizenship is U.S.A.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              The title of the class of securities is common stock, $0.01 per value.

ITEM 2(e).    CUSIP NUMBER:

              The CUSIP number is 904669 10 8.

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) is not applicable.

ITEM 4.       OWNERSHIP.

              (a) The number of shares beneficially owned by William E. Dye is 1,051,421, 59,700 of which are owned by Jeffrey Leiderman, or a transferee of Mr. Leiderman, over which Mr. Dye exercises voting control.

              (b)     The percent of the class held by William E. Dye is 33.0%.

              (c)     (i)   William E. Dye has sole power to vote or to direct
                            the vote of 1,051,421 shares, 59,700 of which are owned by Jeffrey Leiderman, or a transferee of Mr.
                            Leiderman, over which Mr. Dye exercises voting control.

                      (ii) The shared power to vote or to direct the vote of shares is not applicable.

                      (iii) William E. Dye has sole power to dispose or to
                            direct the disposition of 991,721 shares.

                      (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              The ownership of five percent or less of a class is not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The ownership of more than five percent on behalf of another person is not applicable.








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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
              ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              The identification and classification of members of the group is not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              The notice of dissolution of a group is not applicable.

ITEM 10.      CERTIFICATION.

              The certification regarding Rule 13d-1(b) is not applicable.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 30, 1997                             /s/ William E. Dye
                                             ------------------------------
                                             William E. Dye (Stockholder)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


         Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

         Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)